Exhibit 99.1

ASX/Media Release

Immutep Announces Publication of AIPAC, TACTI-002 and TACTI-003 Abstracts

for SITC 2021 Annual Meeting & AIPAC Global Webcast Details

•	Data from Phase IIb AIPAC, including final Overall Survival data, reported in a separate announcement

•	Encouraging Objective Response Rate (ORR) of 29.7% (11/37), including 5 Complete Responses in 2nd line head and neck squamous cell carcinoma (HNSCC) patients in Part C of Phase II TACTI-002 trial

•	TACTI-002 trial (Part C) shows encouraging antitumor activity

•	Total of 154 1st line HNSCC patients, unselected for PD-L1 expression, will be recruited into Phase II TACTI-003 study to determine ORR as primary endpoint

•	Global Investor Webcast to be held at 8 am on 17 November 2021 (Sydney time) - details below

SYDNEY, AUSTRALIA - 10 November 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune disease, is pleased to announce that data from its AIPAC, TACTI-002 and TACTI-003 studies have been published in abstracts available via the links below on the SITC 2021 Annual Meeting’s official website or the Company’s website.

Three poster presentations with additional data and commentary that are not included in the abstracts will be available on https://www.sitcancer.org/2021/home from 12 November 2021, at 7 am EST and made available on Immutep’s website at www.immutep.com.

TACTI-002

Title:	Results from a Phase II study of eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab in patients with PD-L1 unselected metastatic 2nd line head and neck squamous cell carcinoma (HNSCC).
Abstract:	https://www.immutep.com/files/content/investor/presentation/2021/SITC/TACTI-002_Abstract_SITC%202021_final.pdf

TACTI-003

Title:	A Phase II study of eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab in patients unselected for PD-L1 expression in first line metastatic head and neck squamous cell carcinoma (HNSCC).
Abstract:	https://www.immutep.com/files/content/investor/presentation/2021/SITC/TACTI-003_Abstract_SITC%202021_final.pdf

AIPAC

Note:	A separate announcement detailing the AIPAC results has also been released today.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Title:	Final results from AIPAC: A phase IIb comparing eftilagimod alpha (a soluble LAG-3 protein) vs. placebo in combination with weekly paclitaxel in HR+ HER2- MBC.
Abstract:	https://www.immutep.com/files/content/investor/presentation/2021/SITC/AIPAC_Abstract_SITC%202021_final.pdf

Webcast Details

Immutep will present the AIPAC data in a global webcast for investors. Details are as follows:

Date & Time:	8.00 am AEDT (Sydney) Wednesday 17 November 2021
4.00 pm EST (New York) Tuesday 16 November 2021
10.00 pm CET (Berlin) Tuesday 16 November 2021
Register:	https://fnn.webex.com/fnn/onstage/g.php?MTID=ef12af93633b5d17a2e4e176fcac2f070
Questions:	Investors are invited to submit questions in advance via immutep@citadelmagnus.com.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein, which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889